

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2013

Via E-mail
Mr. Bernardo Camacho Chararria
President/Chief Executive Officer
Nano Labs Corp.
The Ford Building
615 Griswold Street, 17th Floor, Suite 1715
Detroit, MI 48226

     RE: Nano Labs Corp.
              Item 4.01 Form 8-K
              Filed July 24, 2013
              File No. 333-171658

Dear Mr. Chararria:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note you have engaged the accounting firm of Patrick R. Rodger to audit your year ended June 30, 2013 financial statements. Please clarify whether Patrick R. Rodger is actually Patrick Rodgers, CPA, PA, and if so, revise your disclosure accordingly in an amended Form 8-K. Otherwise, we note that the firm of Patrick R. Rodger has not applied for registration with the Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. You must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company. Please file a new Item 4.01 Form 8-K after you have engaged new accountants that are registered with the PCAOB. Provide all of the disclosures required by Item 304 of Regulation S-K regarding the period of engagement of Patrick R. Rodger which should include an Exhibit 16 letter from Patrick R. Rodger.

2. Please amend the Form 8-K to state, if true, that the former accountant's reports, instead of report, on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, other than to state that there is substantial doubt as to your ability to continue as a going concern. See Item 304(a)(1)(ii) of Regulation S-K. In addition, it doesn't appear that either of your former accountant's reports on the financial statements for either of the past two years refer to the period from inception through June 30, 2012. As such, please revise your disclosure accordingly.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3866 with any questions.

Sincerely,

/s/ Jeffrey Gordon

Jeffrey Gordon
Staff Accountant